

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

December 4, 2013

Via Facsimile
Ronald J. Santilli
Executive Vice President and Chief Financial Officer
Cutera, Inc.
3240 Bayshore Blvd.
Brisbane, California 94005

>    **Re:    Cutera, Inc.**
>    **Form 10-K for the fiscal year ended December 31, 2012**
>    **Filed March 15, 2013**
>    **Form 10-Q for the quarterly period ended September 30, 2013**
>    **Filed November 4, 2013**
>    **File No 000-50644**

Dear Mr. Santilli:

We have reviewed your response letter dated December 2, 2013 and related filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Consolidated Financial Statements

Note 1. Revenue Recognition, page 56

1. We note your response to prior comment one stating how you account for the sale of the refurbished replacement hand piece. Please also tell us how you account for the return of the expended hand piece. Please clarify if you refurbish the returned hand piece and how you account for refurbishment costs. Please include enhanced disclosure in future filings as appropriate.

Ronald J. Santilli
Cutera, Inc.
December 4, 2013
Page 2

Form 10-Q for the quarterly period ended September 30, 2013

Condensed Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 7

2. We see from pages 14 and 15 that beginning in the quarterly period ended September 30, 2013 your truSculpt product now includes hand piece refills covered as part of the system warranty and service contracts, resulting in unlimited hand piece refills for customers. Please tell us how you are accounting for this change.  In addition, please tell us how you considered that free refills would represent a separate unit of accounting under FASB ASC 605-25-25. In future filings, Critical Accounting Policies and Estimates should disclose your revenue recognition accounting policy for the unlimited refills. MD&A should also discuss the impact that this change had on revenues each period, if material.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief